                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
               SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2000

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from                 to
                                        ---------------    ---------------

                        Commission file number 001-15603

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   NATCO GROUP PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                NATCO GROUP INC.
                             BROOKHOLLOW CENTRAL III
                          2950 N. LOOP WEST, 7TH FLOOR
                              HOUSTON, TEXAS 77092

                              REQUIRED INFORMATION


The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

     1. Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999

     2. Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2000

     3.  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                      INDEX


         DESCRIPTION                                                                                          PAGE NO.
         -----------                                                                                          --------
         Independent Auditors' Report ......................................................................      1
         NATCO Group Profit Sharing and Savings Plan Statements of Net Assets Available for Plan Benefits
         for as of December 31, 2000 and 1999 ..............................................................      2
         NATCO Group Profit Sharing and Savings Plan Statement of Changes in Net Assets Available for Plan
         Benefits for the year ended December 31, 2000 .....................................................      3
         NATCO Group Profit Sharing and Savings Plan Notes to Financial Statements..........................      4
         Schedule ..........................................................................................      8
         Signature .........................................................................................     11


           EXHIBIT                  DESCRIPTION
           -------                  -----------

             23.1          Independent Auditors' Consent

                          INDEPENDENT AUDITORS' REPORT

The NATCO Group Profit Sharing
    and Savings Plan Committee:


We have audited the accompanying statements of net assets available for plan benefits of NATCO Group Profit Sharing and Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 20, 2001

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits
                           December 31, 2000 and 1999

                                                           2000             1999
                                                       ------------     ------------
Assets:
  Investments, at fair value (note 3)                  $ 32,732,719       32,928,946

  Participant contributions receivable                       78,066               --
  Employer contributions receivable                          38,382          362,310
                                                       ------------     ------------
         Net assets available for plan benefits        $ 32,849,167       33,291,256
                                                       ============     ============


See accompanying notes to financial statements.

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits
                      For the year ended December 31, 2000


Net assets available for plan benefits at
     January 1, 2000                                        $ 33,291,256
                                                            ------------

Investment income:
  Dividends and interest                                       4,181,702
  Net realized and unrealized losses on investments           (6,140,209)
                                                            ------------
                                                              (1,958,507)

Contributions:
  Employer                                                     1,459,410
  Participant                                                  3,124,584
                                                            ------------
                                                               4,583,994

Benefits paid to participants                                 (3,055,296)

Administrative expenses                                          (12,280)
                                                            ------------

       Net decrease                                             (442,089)
                                                            ------------

Net assets available for plan benefits at
   December 31, 2000                                        $ 32,849,167
                                                            ============

See accompanying notes to financial statements.

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(1)    DESCRIPTION OF THE PLAN

       The following description of the NATCO Group Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan covering all regular full-time employees of NATCO Group Inc. (the Company) who have three months of continuous service and are age 18 or older. The Plan is administered by a committee (the Committee) appointed by the Company's board of directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       CONTRIBUTIONS

       Each year, participants may contribute up to 15% of their pretax annual compensation, as defined by the Plan. Participant contribution up to 3% of each participant's compensation is matched 100% by the Company, with an additional 2% of each participant's compensation matched at 50%. Additional contributions to the Plan by the Company may be made at the discretion of the Company's board of directors. In no event shall the aggregate employer contributions for any Plan year exceed 6% of the compensation paid or accrued to all participants. Employer contributions are made through cash payments. Beginning in the fourth quarter of 2000, the Company can match contributions through Company stock, cash or a combination of both.

       PARTICIPANT ACCOUNTS

       Each participant's account is credited with the participant's contributions and allocations of employer's contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       VESTING

       Each participant's deferred compensation, employer contributions made after January 1, 1999 and the earnings thereon are fully vested. Employer contributions made before January 1, 1999 and the earnings thereon become fully vested upon normal retirement, disability or death. Participants otherwise vest in employer contributions made before January 1, 1999 and the earnings thereon as follows:



                                       4                             (continued)

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


   YEARS OF VESTING                            PERCENTAGE
       SERVICE                                   VESTED
   ----------------                            ----------

     Less than 2                                    0%
          2                                        50
          3                                        75
          4                                       100

       PARTICIPANT LOANS RECEIVABLE

       Participants may borrow from their participant accounts a minimum of $1,000 and a maximum of the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at prime plus 1%.
       Principal and interest are paid ratably through biweekly payroll deductions over a period of one to five years.

       PARTICIPANT WITHDRAWALS

       The Committee may, upon proof of financial hardship, direct UMB Bank, N.A. (the Trustee) to make a withdrawal from a participant's tax deferred contribution. Employer contributions or investment earnings are not subject to withdrawal.

       PAYMENT OF BENEFITS

       Upon retirement, death or disability, participants or beneficiaries are entitled to a distribution equal to the total value of their accounts. On termination of service, participants may elect to receive a lump-sum amount equal to the vested value of their account or, if vested benefits exceed $5,000, defer distribution until normal retirement age or death.

       FORFEITED ACCOUNTS

       At December 31, 2000 and 1999, forfeited nonvested accounts totaled $0 and $1,374, respectively. Forfeited nonvested accounts are used by the Company to reduce employer contributions.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION

       The accompanying financial statements have been prepared on the accrual basis of accounting and present net assets available for plan benefits and changes in those net assets.

       NEW ACCOUNTING PRONOUNCEMENTS

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

       SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet determined the impact of SFAS No. 133 on the Plan's financial statements.

                                       5                             (continued)

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       INVESTMENT VALUATION AND INCOME RECOGNITION

       The Plan's investments are stated at fair value, based primarily on the quoted market values of the underlying securities. Participant loans receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

       USE OF ESTIMATES

       The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements. Actual results could differ from those estimates.

       PAYMENT OF BENEFITS

       Benefits are recorded when paid.

(3)    INVESTMENTS

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's financial statements.

       The following tables represent the fair value of individual investments which exceed 5% of the Plan's net assets:

                  DECEMBER 31, 2000
                  -----------------

       Investment:
           Vista Investors Fund                             $      3,810,734
           Ultra Investors Fund                                    8,972,814
           Heritage Investors Fund                                 6,041,813
           Balanced Investors Fund                                 2,453,514
           Equity Index Fund                                       2,539,756
           Stable Asset Fund                                       2,762,725



                                       6                             (continued)

                  DECEMBER 31, 1999
                  -----------------

       Investment:
           Vista Investors Fund                             $      3,198,138
           Ultra Investors Fund                                   10,448,413
           Heritage Investors Fund                                 4,646,331
           Balanced Investors Fund                                 2,667,430
           Equity Index Fund                                       2,944,559
           Stable Asset Fund                                       3,902,923

       During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(6,140,209) as follows:

       Mutual Funds                                         $ (6,160,011)
       NATCO Common Stock                                         19,802
                                                            ------------
                                                            $ (6,140,209)
                                                            ============

(4)    FEDERAL INCOME TAX

       A favorable determination letter from the Internal Revenue Service was received on April 17, 2000, which states that the Plan is designed to be qualified under Section 401(a) of the Internal Revenue Code (IRC) and the related trust is therefore exempt from taxation under IRC 501(a). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

(5)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the assets of the Plan may be used exclusively for the benefit of participants and their beneficiaries. Upon termination of the Plan, participants become 100% vested.



                                        7                            (continued)

                                                                        SCHEDULE

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

                    Schedule H, line 4i - Schedule of Assets
                              (Held at End of Year)

                             As of December 31, 2000

    IDENTITY OF ISSUE, BORROWER,
    LESSOR OR OTHER SIMILAR PARTY            DESCRIPTION OF INVESTMENT                                    FAIR VALUE

*  American Century Trust Company            Vista Investors Fund                                        $  3,810,734
*  American Century Trust Company            Ultra Investors Fund                                           8,972,814
*  American Century Trust Company            Heritage Investors Fund                                        6,041,813
*  American Century Trust Company            Balanced Investors Fund                                        2,453,514
*  American Century Trust Company            International Growth Fund                                      1,520,844
*  American Century Trust Company            Premium Managed Bond Fund                                        454,660
   Wells Fargo Trust Company                 Equity Index Fund                                              2,539,756
*  American Century Trust Company            Stable Asset Fund                                              2,762,725
*  American Century Trust Company            Value Investors Fund                                             244,622
*  American Century Trust Company            Strategic Allocation: Conservative                                58,046
*  American Century Trust Company            Strategic Allocation: Moderate                                   230,394
*  American Century Trust Company            Strategic Allocation: Aggressive                                 256,117
*  American Century Trust Company            Equity Growth Fund                                             1,026,930
*  NATCO Group Inc.                          NATCO Group Inc. Common Stock                                    587,866
   Schwab Institutional                      AT&T Corp.                                                           641
   Schwab Institutional                      Amazon Com, Inc.                                                   1,556
   Schwab Institutional                      American Online Inc. Del                                           6,055
   Schwab Institutional                      Anadigics, Inc.                                                    1,228
   Schwab Institutional                      Apache Corp.                                                         911
   Schwab Institutional                      Applied Materials, Inc.                                            1,909
   Schwab Institutional                      Audiovox CP Class A                                                1,800
   Schwab Institutional                      Be Free, Inc.                                                        109
   Schwab Institutional                      BMC Software, Inc.                                                   700
   Schwab Institutional                      Biznessonline.com                                                     20
   Schwab Institutional                      Broadcom Corp. Class A                                             5,040
   Schwab Institutional                      Burkshire Hathaway Class B                                         9,416
   Schwab Institutional                      Calpine Corporation                                                3,154
   Schwab Institutional                      Caterpiller, Inc.                                                 26,353
   Schwab Institutional                      The Charles Schwab Corp.                                             284
   Schwab Institutional                      Charter Communications                                             1,134
   Schwab Institutional                      Cisco Systems, Inc.                                               16,142
   Schwab Institutional                      CNET Networks, Inc.                                                1,328
   Schwab Institutional                      Covad Commun. Group, Inc.                                             66
   Schwab Institutional                      Delphi Automotive System                                             191
   Schwab Institutional                      Digital Island, Inc.                                               1,056
   Schwab Institutional                      E Digital Corporation                                                 68
   Schwab Institutional                      Eastman Kodak Company                                             15,474


                                       8                            (continued)

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

                    Schedule H, line 4i - Schedule of Assets
                              (Held at End of Year)

                             As of December 31, 2000

    IDENTITY OF ISSUE, BORROWER,
    LESSOR OR OTHER SIMILAR PARTY            DESCRIPTION OF INVESTMENT                                    FAIR VALUE

   Schwab Institutional                      Electronic Data Sys Corp.                                          8,085
   Schwab Institutional                      E-Trade Group, Inc.                                                  236
   Schwab Institutional                      Emagin Corp.                                                         335
   Schwab Institutional                      Enron Corp.                                                        2,085
   Schwab Institutional                      Fox Entertainment Group, Inc. Class A                              1,001
   Schwab Institutional                      Genelabs Technologies                                                819
   Schwab Institutional                      General Motors Corp.                                               1,273
   Schwab Institutional                      Home Depot, Inc.                                                     687
   Schwab Institutional                      Hop-On.com, Inc.                                                       6
   Schwab Institutional                      Infospace, Inc. New                                                1,548
   Schwab Institutional                      Intel Corp.                                                        8,418
   Schwab Institutional                      International Business Machines                                    6,815
   Schwab Institutional                      JDS Uniphase Corporation                                           4,169
   Schwab Institutional                      Juniper Networks, Inc.                                             3,026
   Schwab Institutional                      Langer Biomechanics Group                                             59
   Schwab Institutional                      Martha Stewart Living Omni                                           602
   Schwab Institutional                      McDonalds Corp.                                                    3,400
   Schwab Institutional                      Microsoft Corp.                                                    6,723
   Schwab Institutional                      MIPS Technologies Class B                                            331
   Schwab Institutional                      NATCO Group Inc., Class A                                          2,723
   Schwab Institutional                      New Era of Networks, Inc.                                          1,169
   Schwab Institutional                      Norfolk Southern Corp.                                             2,355
   Schwab Institutional                      Oracle Corporation                                                17,438
   Schwab Institutional                      Palm, Inc.                                                        10,476
   Schwab Institutional                      Purchasepro.com, Inc.                                             10,500
   Schwab Institutional                      Research Frontiers, Inc.                                          19,653
   Schwab Institutional                      Safeguard Scientific, Inc.                                           994
   Schwab Institutional                      Silicon Graphics, Inc.                                               400
   Schwab Institutional                      Solectron Corp. Del                                                3,390
   Schwab Institutional                      Sun Microsystems, Inc.                                             1,896
   Schwab Institutional                      Symantec Corp.                                                     2,169
   Schwab Institutional                      Telular Corp. New                                                    101
   Schwab Institutional                      Texas Instruments, Inc.                                            2,369
   Schwab Institutional                      3COM Corp.                                                         2,125
   Schwab Institutional                      Wal-Mart Stores, Inc.                                              6,112
   Schwab Institutional                      Worldcom, Inc.                                                       520
   Schwab Institutional                      Van Kampen Emerging Growth Fund Class A                            8,712
   Schwab Institutional                      Berger New Generation Fund                                         5,915
   Schwab Institutional                      American Century Income & Growth Fund                              6,402


                                       9                            (continued)

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

                    Schedule H, line 4i - Schedule of Assets
                              (Held at End of Year)

                             As of December 31, 2000

    IDENTITY OF ISSUE, BORROWER,
    LESSOR OR OTHER SIMILAR PARTY            DESCRIPTION OF INVESTMENT                                    FAIR VALUE

   Schwab Institutional                      Excelsior Value and Restructuring Fund                             9,242
   Schwab Institutional                      Invesco Dynamics Fund                                              9,096
   Schwab Institutional                      Invesco Endeavor Fund                                              6,674
   Schwab Institutional                      Dresdner RCM Global Small Cap Fund Class N                         8,552
   Schwab Institutional                      Janus Olympus Fund                                                 7,817
   Schwab Institutional                      Janus Twenty Fund                                                  7,326
   Schwab Institutional                      Janus Worldwide Fund                                               8,507
   Schwab Institutional                      Janus Enterprise Fund                                              6,753
   Schwab Institutional                      Marsico Focus Fund                                                 7,757
   Schwab Institutional                      PBHG Technology & Comms Fund                                       4,999
   Schwab Institutional                      PBHG Large Cap 20 Fund                                             7,652
   Schwab Institutional                      RS Emerging Growth Fund                                            7,399
   Schwab Institutional                      Managers Capital Appreciation Fund                                 7,726
   Schwab Institutional                      Strong Internet Fund                                               1,477
   Schwab Institutional                      Internet Fund                                                     11,322
   Schwab Institutional                      Firsthand Technology Value Fund                                    8,491
   Schwab Institutional                      Van Wagoner Post Venture Fund                                      6,819
   Schwab Institutional                      Weitz Value Portfolio                                              8,180
   Schwab Institutional                      Warburg Pincus Global Post-Venture Capital Fund                    8,261
   Schwab Institutional                      Schwab Money Market Fund                                         272,199
*  Participants                              Participant loans receivable
                                              (bearing interest rates between 8.75% and 10.50%)             1,105,963
                                                                                                         ------------
                                                                                                         $ 32,732,719
                                                                                                         ============

Certified as complete and accurate by UMB Bank, N.A., Plan trustee.

*       Indicates transactions with parties-in-interest.

See accompanying independent auditors' report.

                                    SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                               NATCO Group Inc.
                                               (Registrant)



                                               By:  /s/ RYAN S. LILES
                                                  ------------------------------
                                                  Name: Ryan S. Liles
                                                  Vice President and Controller
                                                  (Principal Accounting Officer)

Date: June 29, 2001

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

  23.1                   Independent Auditors' Consent